North Square Investments Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741
January 21, 2020
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 "F" Street, NE
Washington, DC 20549

Re:	North Square Investments Trust (the “Registrant”)
Registration Statement on Form N-14/A
File No. 333-235497

Ladies and Gentlemen:

The Registrant has enclosed herewith for filing electronically with the Securities and Exchange Commission (the “Commission”) the Registrant’s registration statement on Form N-14A under the Securities Act of 1933, as amended (the “Registration Statement”), including certain exhibits, reflecting changes in response to the SEC comments that are noted in a separate correspondence. This Form N-14A is being filed connection with the proposed reorganizations of the two mutual funds currently advised by Advisory Research, Inc. (each, a “Target Fund”), which are series of Investment Managers Series Trust, into newly formed corresponding “shell” series of the Registrant (each, an “Acquiring Fund”), as shown in the chart below:

Target Fund	Acquiring Fund
Advisory Research Strategic Income Fund	North Square Strategic Income Fund
Advisory Research All Cap Value Fund	North Square Advisory Research All Cap Value Fund

No fees are required in connection with this filing. It is anticipated that this Registration Statement will become effective on January 22, 2020 or as soon as practical thereafter pursuant to a request for acceleration that will be filed separately.
If you have any questions, please do not hesitate to contact me at (626) 914-7372.
Sincerely,
/s/ Scott Resnick
Scott Resnick
For U.S. Bank Global Fund Services
cc:     Mark D. Goodwin, North Square Investments, LLC
Alan E. Molotsky, North Square Investments, LLC
    Robert M. Kuruszca, Seward & Kissel LLP